

CITADEL | Securities

Citadel Securities LLC

2025 Financial Statement

CITADEL | Securities

Citadel Securities LLC

(A Delaware Limited Liability Company)
(SEC File Number 8-53574)

Statement of Financial Condition as of December 31, 2025, and Report of Independent Registered Public Accounting Firm

Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53574

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 _____ AND ENDING 12/31/25 _____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Citadel Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
830 Brickell Plaza, Floor 15
(No. and Street)

Miami   Florida   33131
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
Michael Henry   (212) 651-7726   Michael.Henry@citadel.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue   New York   New York 10017
(Address)   (City)   (State)   (Zip Code)

10/20/2003   238
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Henry _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Citadel Securities LLC (the "Company") _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Accounting Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CITADEL SECURITIES LLC

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member of Citadel Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Citadel Securities LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2026

We have served as the Company's auditor since 2005.

CITADEL SECURITIES LLC

Statement of Financial Condition

(Expressed in U.S. dollars in millions)

ASSETS

		As of December 31, 2025
Assets:		
Cash and cash equivalents	$	3,459
Trading assets, at fair value		79,441
Securities borrowed		6,877
Receivable from brokers, dealers, clearing organizations, and custodians		1,637
Securities purchased under agreements to resell, at fair value		627
Interest receivable		350
Other assets		156
Total assets	$	92,547

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Trading liabilities, at fair value	$	59,837
Securities sold under agreements to repurchase, at fair value		9,566
Payable to brokers, dealers, clearing organizations, and custodians		9,362
Securities loaned		4,392
Interest payable		209
Other liabilities		506
Total liabilities		83,872
Member's capital		8,675
Total liabilities and member's capital	$	92,547

CITADEL SECURITIES LLC

Notes to Statement of Financial Condition

Basis of Presentation

Citadel Securities LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. CSHC US LLC ("CSHC"), an affiliate, is the sole member of the Company.

Citadel Securities Group LP ("CSG"), an affiliate, is the manager of the Company. CSG and affiliated entities managing trading activities are collectively referred to as the "Trading Managers". The Company's designated self-regulatory organization is FINRA. The Company is a clearing member of the Depository Trust Company, National Securities Clearing Corporation ("NSCC"), and Fixed Income Clearing Corporation ("FICC"), (together, the Depository Trust & Clearing Corporation, or "DTCC"). The Company is a clearing member of the Options Clearing Corporation ("OCC") and certain subsidiaries of CME Group Inc. Additionally the Company is a participant in the OCC stock loan program.

The Company primarily engages in market making and liquidity provision in U.S. options, equities, government securities, corporate debt securities, and foreign exchange products.

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Citadel Enterprise Americas LLC, Citadel Enterprise Americas Services LLC, Citadel Securities Americas Services LLC, Citadel ENTP Services Group LLC, and certain of their affiliates (collectively, the "Citadel Service Parties"), provide administrative and investment-related services to the Company.

Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS is currently effective through June 30, 2027.

NOTE 2

Significant Accounting Policies

The Company's significant accounting policies are either described below in Note 2 or included in the following footnotes:

Fair Value Measurement	Note 3
Collateralized Transactions	Note 5
Derivative Financial Instruments	Note 9
Income Taxes	Note 11

Use of Estimates
The preparation of the financial statement in accordance with GAAP requires CSG to make estimates and assumptions, the most important of which relate to fair value measurements, that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents
The Company defines cash and cash equivalents on the statements of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less as well as investments in money market funds. Cash and cash equivalents are held at global financial institutions.

Trading Assets and Trading Liabilities
The Company's trading assets and trading liabilities include securities and derivatives contracts, which are recorded at fair value. Transactions related to trading assets and trading liabilities are recorded on a trade date basis. Trading assets are held at various global financial institutions, the DTCC, and the OCC. As of December 31, 2025, substantially all non-derivative gross trading assets have been pledged as collateral to counterparties on contract terms which may permit the counterparties to sell or repledge these assets to others.

Receivable from and Payable to Brokers, Dealers, Clearing Organizations, and Custodians
The receivable from and payable to brokers, dealers, clearing organizations, and custodians may include cash balances (including cash margin), to the extent not offset against derivative financial instruments, and balances associated with unsettled trades and securities failed to deliver or receive. The Company clears proprietary transactions through its self directed channels as well as through clearing brokers. For those cleared through clearing brokers, the applicable regulatory and/or contractual collateral requirements on open short positions and securities purchased on margin may require that cash and/or securities be maintained in the Company's accounts to satisfy such requirements.

Offsetting Financial Assets and Liabilities
The Company has elected to offset financial assets and financial liabilities by counterparty when it has determined that there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Current Expected Credit Loss
Financial assets measured at amortized cost, primarily composed of receivables, are presented at the net amount expected to be collected. Expected credit losses are measured based on historical experience, current conditions, collateralization, and forecasts that impact the collectability of the amount. As of December 31, 2025, based on the historical analysis and forward-looking information, no allowances for credit losses have been recorded as the Company expects credit losses arising from such financial assets to be immaterial.

Foreign Currency Translation
The functional currency of the Company is the U.S. dollar. The Company may hold assets and liabilities denominated in foreign currencies. The carrying value of assets and liabilities is remeasured into U.S. dollars using spot currency rates on the date of valuation.

Notes to Statement of Financial Condition

Segment Reporting

Operating segments represent components of a company that engage in business activities and for which discrete financial information is available and regularly reviewed by the chief operating decision maker ("CODM") in assessing performance and allocating resources. The CODM has been identified as the Chief Operating Officer functions for the Citadel Service Parties. The CODM reviews excess net capital as key financial metrics to guide operational decisions for the Company, including capital adequacy. The Company's business activities as described in Note 1 constitute a single operating segment and financial information is reviewed for the Company as a whole. Excess net capital (see Note 12) is measured in accordance with SEC Rule 15c3-1.

NOTE 3

Fair Value Measurement

The fair value of a Financial Instrument (as defined below) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value is determined by CSG and represents CSG's best estimate of fair value. In all instances, any Financial Instrument may either be valued by CSG or CSG may determine (but is under no obligation to do so) to engage a third party it believes to be qualified to value any Financial Instrument. The Company measures and reports trading assets; trading liabilities; money market funds; securities purchased under agreements to resell ("resale agreements"); and securities sold under agreements to repurchase ("repurchase agreements") (collectively, "Financial Instruments") at fair value.

Fair value is generally based on or derived from (i) closing prices of an exchange market, (ii) prices or inputs (e.g., mean of the bid and offer price) disseminated by third parties, including membership organizations, pricing vendors, and market participants (e.g., brokers and counterparties) or (iii) valuation models using such prices or inputs (e.g., models for certain derivative financial instruments). In the absence of market prices or inputs that are observable, other valuation techniques are applied. Financial Instruments are generally valued as of the market close (as determined by CSG). CSG may determine to use a different value than would be assigned pursuant to the foregoing if CSG determines that doing so would better reflect fair value (e.g., CSG may determine that market quotations do not represent fair value if trading is halted before market close or a significant event occurs subsequent to market close). These valuation techniques involve some level of estimation and judgment by CSG, the degree of which is dependent on, among other factors, the price observability and complexity of the Financial Instrument, and the liquidity of the market. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of Financial Instruments and such differences may be material.

CSG manages portfolios which may have positions in Financial Instruments that trade in different markets with different closing times (e.g., an index futures contract hedged with constituent securities from the index). Any discrepancy in value resulting from asynchronous closing times may result in the recognition of a gain or loss in one period which may be offset by a corresponding loss or gain, in whole or in part, in the subsequent period.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement. CSG's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument. The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement	
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following describes the valuation techniques applied to the Company's Financial Instruments to measure fair value, including an indication of the level within the fair value hierarchy in which each Financial Instrument is generally classified. Where appropriate, the description includes details of the valuation models and the significant inputs to those models.

Equity Securities
Exchange-traded equity securities
Exchange-traded equity securities are valued using exchange-quoted market prices and are categorized within Level 1 of the fair value hierarchy.

Non-exchange-traded equity securities
The Company's non-exchange-traded equity securities typically represent securities that are traded in over-the-counter ("OTC") markets. These non-exchange-traded equity securities are generally valued using market price quotations and are classified within Level 1 or Level 2 of the fair value hierarchy.

Exchange-Traded Funds ("ETF")
ETF's are valued using exchange-quoted market prices and are categorized within Level 1 of the fair value hierarchy.

U.S. Government Securities
U.S. government securities are valued using quoted market prices and are generally categorized within Level 1 of the fair value hierarchy. However, government inflation-protected securities are categorized within Level 2 of the fair value hierarchy.

Corporate Debt Securities
Corporate debt securities include corporate bonds and convertible bonds. The fair value of corporate debt securities is determined using recently executed market transactions observable via membership organizations and prices disseminated by third parties. Corporate debt securities are generally categorized within Level 2 of the fair value hierarchy.

CITADEL SECURITIES LLC

Notes to Statement of Financial Condition

Exchange Memberships
The fair value of the Company's exchange memberships is based on available exchange membership quotes. The exchange memberships are categorized within Level 3 of the fair value hierarchy.

Derivative Assets and Derivative Liabilities
Exchange-traded derivative financial instruments
Exchange-traded derivative financial instruments include options, warrants and futures contracts. These derivative financial instruments are valued using prices disseminated by the relevant exchange market, such as the closing price, settlement price, last available sales price, or the mean of the bid and offer price (a mid-market price). Exchange-traded derivative financial instruments are generally classified within Level 1 of the fair value hierarchy. The value of certain exchange-listed derivatives with nonstandard terms such as flexible exchange options is derived using prices or inputs disseminated by third parties or market participants and are generally classified within Level 2 of the fair value hierarchy.

OTC derivative financial instruments
OTC derivative financial instruments represent total return swap ("TRS") contracts. TRS contracts are valued based on the underlying assets using quoted market prices. These instruments are classified within Level 2 of the fair value hierarchy as all of the significant inputs are observable.

CSG considers counterparty credit risk and nonperformance risk in its valuation of derivative financial instruments entered into as bilateral contracts between two counterparties ("OTC-bilateral"). Factored into this consideration is the ability of the Company to settle, on a net basis, its derivative financial instruments pursuant to master netting agreements with each respective counterparty, as well as requirements to post and receive collateral pursuant to its credit support agreements with each respective counterparty.

Money Market Funds
The Company holds money market funds which are redeemable daily. Money market funds are valued based on the reported net asset value and are classified within Level 1 of the fair value hierarchy.

Resale Agreements and Repurchase Agreements
Resale agreements and repurchase agreements are valued by discounting the expected future cash flows using inputs including interest rates and funding spreads, which are determined based on the specific characteristics of the agreements. Resale agreements and repurchase agreements are classified within Level 2 of the fair value hierarchy.

Fair Value Option
The fair value option provides the Company the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings in each period. The Trading Managers have elected to apply the fair value option to the Company's resale agreements and repurchase agreements. The primary reason for electing the fair value option is to reflect current market conditions related to resale agreements and repurchase agreements in earnings on a timely basis.

Other Financial Instruments
CSG estimates that the aggregate carrying value of financial instruments measured at amortized cost (including receivables and payables) recognized on the statement of financial condition, approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates and/or are subject to frequent repricing.

These financial assets and liabilities include cash and cash equivalents (other than money market funds), securities borrowed, receivable from brokers, dealers, clearing organizations, and custodians, interest receivable, other assets, payable to brokers, dealers, clearing organizations, and custodians, securities loaned, interest payable, and other liabilities. Had these assets and liabilities been included in the fair value hierarchy, all would have been classified within Level 2 except for cash and cash equivalents which would have been classified within Level 1.

Notes to Statement of Financial Condition

NOTE 4

Fair Value Disclosures

The following fair value hierarchy tables present information about the Company's assets and liabilities measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy).

ASSETS AT FAIR VALUE AS OF DECEMBER 31, 2025

($ in millions)	Level 1	Level 2	Level 3	Total
Trading assets				
U.S. government securities	$ 38,220	$ 4,559	$ —	$ 42,779
Equity securities	23,684	9	29	23,722
Exchange-traded funds	10,436	—	—	10,436
Corporate debt securities	7	2,029	—	2,036
Exchange memberships	—	—	4	4
Derivative assets (see table below)				464
Total trading assets				$ 79,441
Other assets at fair value				
Money market funds	3,328	—	—	3,328
Derivative assets				
Equity contracts	$ 66,550	$ 26,076	$ —	$ 92,626
Commodity contracts	2,652	13	—	2,665
Interest rate contracts	299	—	—	299
Gross derivative assets	69,501	26,089	—	95,590
Derivative netting				(95,126)
Total derivative assets				$ 464

Notes to Statement of Financial Condition

LIABILITIES AT FAIR VALUE AS OF DECEMBER 31, 2025

($ in millions)	Level 1	Level 2	Level 3	Total
Trading liabilities				
U.S. government securities	$ 16,641	$ 3,513	$ —	$ 20,154
Equity securities	8,854	21	18	8,893
Exchange-traded funds	4,290	—	—	4,290
Corporate debt securities	1	2,286	—	2,287
Derivative liabilities (see table below)				24,213
Total trading liabilities				$ 59,837
Derivative liabilities				
Equity contracts	$ 88,285	$ 27,539	$ —	$ 115,824
Commodity contracts	2,297	14	—	2,311
Interest rate contracts	142	—	—	142
Foreign exchange contracts	1	—	—	1
Gross derivative liabilities	90,725	27,553	—	118,278
Derivative netting				(94,065)
Total derivative liabilities				$ 24,213

In the tables above:

- Derivative netting includes counterparty netting of positions and cash collateral (including initial margin) with the same counterparty. The amount of cash collateral received or pledged that exceeds the fair value exposure of derivative assets and liabilities at the individual counterparty level is excluded.
- For further information on derivative financial instruments and hedging activities, see Note 9.
- Resale agreements and repurchase agreements, not reflected in the table above, are reflected at fair value on the statement of financial condition and include financing interest receivables and payables, as well as the effects of netting. As described in Note 3, resale agreements and repurchase agreements are classified within level 2 of the fair value hierarchy.

NOTE 5

Collateralized Transactions

Transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities borrowed, securities loaned, resale agreements, and repurchase agreements are treated as collateralized financings.

Resale agreements and repurchase agreements held as of the reporting date are recorded on the statement of financial condition at their fair value pursuant to the fair value option, plus accrued interest. The Company has elected to report resale agreements and repurchase agreements on a net basis when it has determined that there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Securities borrowing and lending transactions require cash or other financial instruments as collateral to be deposited or taken in. Securities borrowed are recorded at the amount of cash collateral advanced plus accrued interest. Securities loaned are recorded at the amount of cash collateral received plus accrued interest.

The Company enters into resale agreements, repurchase agreements, securities borrowed, and securities loaned transactions to, among other things, acquire securities to cover short positions, settle other securities obligations, and to collateralize certain of the Company's activities. The Company attempts to manage credit exposure arising from such transactions by either entering into master netting agreements and credit support agreements with counterparties, and/or entering into transactions that are cleared through central clearinghouses. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements may provide the Company the right to terminate such agreements, net the Company's rights and obligations under such agreements, buy-in undelivered securities and liquidate and offset collateral against any net obligation remaining from the counterparty. The credit risk of centrally cleared transactions is also reduced by the rules or regulatory requirements applicable to the clearinghouses. Additionally, the Company seeks to manage credit exposure by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties. As of December 31, 2025, the Company had balance related to collateralized transactions with affiliates (Note 6) and non-affiliates.

Securities borrowing and lending transactions, which typically include equity securities and/or U.S. government securities, are collateralized as a percentage of the fair value of the securities borrowed or loaned by pledging or receiving cash or securities. Typically, the Company has rights of rehypothecation with respect to the underlying securities received under securities borrowed transactions. Also, the Company

CITADEL SECURITIES LLC

Notes to Statement of Financial Condition

generally has rights of rehypothecation with respect to the securities collateral received from counterparties under securities lending transactions. The counterparty generally has rights of rehypothecation with respect to securities collateral pledged by the Company for securities borrowing transactions, as well as the securities loaned from the Company to such counterparty. As of December 31, 2025, substantially all securities received under securities borrowing transactions have been delivered or repledged.

Resale agreements and repurchase agreements are collateralized primarily by receiving or pledging equity securities or U.S. government securities. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under resale agreements. Also, the counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements. As of December 31, 2025, substantially all securities collateral received under resale agreements has been delivered or repledged.

The Company is a netting member of the Government Securities Division of FICC, an industry clearing house for resale and repurchase transactions. FICC interposes itself between the Company and serves as the legal counterparty to each side of the transaction for clearing and settlement purposes.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized. The following table presents information about securities borrowed and securities loaned.

AS OF DECEMBER 31, 2025

($ in millions)	Securities Borrowed	Securities Loaned
Fair value of securities borrowed/loaned	$ 6,582	$ 4,342
Cash collateral pledged/received	6,853	4,378
Financing interest receivable/payable	24	14

In the table above, financing interest receivable and payable are included in securities borrowed and securities loaned, respectively, on the statement of financial condition. The fair value of securities borrowed/loaned includes accrued coupon interest.

The following table presents information about resale agreements and repurchase agreements.

AS OF DECEMBER 31, 2025

($ in millions)	
Fair value of securities collateral received for resale agreements	$ 95,778
Fair value of securities collateral pledged for repurchase agreements	104,771

In the table above, the fair value of securities collateral received and pledged includes accrued coupon interest.

Offsetting of Certain Collateralized Transactions

The following tables present information about the offsetting of these instruments. Refer to Note 9 for information relating to offsetting of derivatives.

ASSETS AS OF DECEMBER 31, 2025

($ in millions)	Resale Agreements	Securities Borrowed
Included in the statement of financial condition		
Gross amounts	$ 95,873	$ 6,877
Amounts offset	(95,246)	—
Net amounts	627	6,877
Amounts not offset		
Counterparty netting	(28)	(1,635)
Financial instruments, at fair value	(598)	(5,005)
Total	$ 1	$ 237

LIABILITIES AS OF DECEMBER 31, 2025

($ in millions)	Repurchase Agreements	Securities Loaned
Included in the statement of financial condition		
Gross amounts	$ 104,812	$ 4,392
Amounts offset	(95,246)	—
Net amounts	9,566	4,392
Amounts not offset		
Counterparty netting	(28)	(1,635)
Financial instruments, at fair value	(9,537)	(2,754)
Total	$ 1	$ 3

In the tables above:

- Gross amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or credit support agreement in place. These amounts also include financing interest receivables and payables related to these transactions.
- Amounts offset, counterparty netting, and financial instruments, at fair value, relate to legally enforceable master netting agreements or credit support agreements.
- Amounts are reported in the statement of financial condition on a net basis, as applicable, when the Company has determined that there exists a legally enforceable master netting agreement and/or credit support agreement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.
- Financial instruments not offset in the statement of financial condition include the fair value and accrued coupon interest of securities borrowed, securities loaned, securities purchased or sold under the agreements to resell or repurchase, respectively, and additional collateral, where applicable. The fair value of securities borrowed or loaned in the table only includes securities for which cash collateral was pledged or received, respectively.
- Securities sold or otherwise pledged as collateral for repurchase agreements, or pledged as collateral for securities borrowed, include trading assets, at fair value, recorded on the statement of financial condition.

Notes to Statement of Financial Condition

Collateralized Transactions—Maturities and Collateral Pledged
The following table presents the gross carrying value of repurchase agreements and securities loaned by remaining contractual maturity as of December 31, 2025.

($ in millions)	Repurchase Agreements		Securities Loaned	
Overnight and open	$	100,557	$	2,968
2-30 days		3,273		—
31-90 days		925		1,410
Total		104,755		4,378
Financing interest payable		57		14
Gross amounts	$	104,812	$	4,392

The following table presents the gross carrying value of repurchase agreements and securities loaned transactions by class of collateral pledged as of December 31, 2025.

($ in millions)	Repurchase Agreements		Securities Loaned	
U.S. government securities	$	103,789	$	2,676
Equity securities		966		1,702
Total		104,755		4,378
Financing interest payable		57		14
Gross amounts	$	104,812	$	4,392

NOTE 6

Transactions with Related Parties

Expenses
Pursuant to an administrative services agreement, the Company pays the Citadel Service Parties on a cost and/or cost-plus basis, as applicable, for direct and reimbursable administrative, general and operating expenses, including compensation and benefits, paid by these entities, on behalf of the Company. As of December 31, 2025, the Company had a combined payable to certain of the Citadel Service Parties of $135 million, which is included in other liabilities on the statement of financial condition.

As of December 31, 2025, the Company has paid compensation to the Citadel Service Parties of $44 million, which has not yet been expensed due to service vesting requirements. Such amount is included in other assets on the statement of financial condition.

Additionally, the Company has also entered into agreements with other international affiliates, where such affiliates provide the Company with services that could include certain relationship management, marketing or risk monitoring, as well as technical support within the affiliates' respective jurisdictions. The Company incurs expenses from such affiliates providing these services. As of December 31, 2025, the Company had a combined payable to such affiliates of $15 million, which is included in other liabilities on the statement of financial condition.

Executing and Settlement Activities
During 2025, Citadel Securities Institutional LLC ("CSIN") provided execution services to the Company under a transfer pricing agreement on a cost-plus basis. Also during 2025, the Company recorded commission revenue from CSIN for acting as a counterparty for trades with third parties. As of December 31, 2025, the Company had a receivable for such services of $17 million, which is included in other assets on the statement of financial condition.

The Company also entered into agency service agreements with other affiliated brokers and dealers for execution services and allocates revenue to or receives revenue from such affiliates for these transactions. Additionally, the Company earned and incurred charges related to failed delivery of securities with affiliated brokers and dealers. As of December 31, 2025, the Company had a receivable from and payable to such affiliates related to securities failed to deliver and securities failed to receive of $43 million and $26 million, which is included in receivable from and payable to brokers, dealers, clearing organizations, and custodians, respectively, on the statement of financial condition.

Loan Agreement
The table below discloses the significant terms and financial information associated with the Company's borrowing agreement with Citadel Securities Global Holdings LLC ("CSGHC").

AS OF DECEMBER 31, 2025

Borrowing Agreement *($ in millions)*					
Lender	Total Facility Limit	Interest Rate	Outstanding Principal and Accrued Interest		Maturity Date
CSGHC	$ 3,000	SOFR + 1.25%	$	—	December 31, 2026

In the table above:

- The senior unsecured loan facility with CSGHC is uncommitted and payable on demand. All loan advances are subject to CSGHC's approval.
- During the year, the senior unsecured loan facility with CSGHC was amended to increase the total facility limit to $3.00 billion.

Collateralized Transactions
During the year, the Company had collateralized transactions with certain affiliated brokers, dealers and proprietary trading entities, with balances as of December 31, 2025, as presented in the following tables.

($ in millions)	Securities Loaned	
Fair value of securities loaned	$	2,675
Cash collateral received		2,676

($ in millions)	Resale Agreements	Repurchase Agreements
Gross contract value	$ 72,492	$ 74,037
Financing interest receivable/payable	8	8
Amounts offset in the statement of financial condition	(72,239)	(72,239)
Net amounts	261	1,806
Fair value of securities collateral received/pledged	72,430	73,971

In the tables above, the fair value of securities loaned, and securities collateral received and pledged, includes accrued coupon interest.

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

Notes to Statement of Financial Condition

Risk Management

The Company is subject to various risks, including, but not limited to, market risk, credit risk, liquidity risk, and operational risk. The Trading Managers seek to monitor and manage these risks on an ongoing basis. While the Trading Managers often hedge certain portfolio risks, the Trading Managers are not required to do so and will not, in general, attempt to hedge all market or other risks in the portfolio, and they will hedge certain risks only partially, if at all.

Market Risk
Market risk is the potential for changes in the value of Financial Instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices. Market risk is directly impacted by the volatility and liquidity of the markets in which the financial instruments are traded. The Trading Managers seek to manage market risk in various ways, including through diversifying exposures, guidelines on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities, and correlations between Financial Instruments and their corresponding hedges.

The Company sells various financial instruments which it does not yet own or which are consummated by the delivery of borrowed financial instruments ("short sales"). The Company is exposed to market risk for short sales. A short sale involves the risk of a potentially unlimited increase in the market price of the particular investment sold short, which could result in an inability to cover the short position and unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase. To attempt to manage this market risk, the Company may hold Financial Instruments which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting Financial Instruments as deemed necessary. Additionally, regulatory rules could result in a reduced inventory of securities available for borrowing and increased transaction costs related to short selling.

The Company may have exposure to non-U.S. currencies directly or indirectly through its financial instruments, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates may fluctuate significantly over short periods of time for several reasons, including, but not limited to, changes in interest rates; intervention (or the failure to intervene) by government entities, central banks, or supranational entities; the imposition of currency controls; and other geopolitical developments.

Credit Risk
Credit risk is the risk of loss due to the failure of a counterparty to perform according to the terms of a contract. Since the Company does not clear all of its own securities transactions, it has established accounts with other financial institutions for this purpose. This can result in a concentration of credit risk with one or more of these institutions. Such risk, however, is partially mitigated by the obligation of certain of these financial institutions to maintain minimum net capital and to segregate customers' funds and financial instruments from the financial institution's own holdings. The Company actively reviews and attempts to manage exposures to various financial institutions to mitigate these risks.

The Company is exposed to credit risk in its role as a trading counterparty to dealers, and broker and dealer clients, as a holder of securities and as a member of exchanges and clearing organizations. The Company's client activities involve the execution of various transactions. Client activities are transacted on a delivery versus payment or cash basis. The Company's credit exposure to broker and dealer clients is mitigated by the use of industry-standard settlement protocols such as Qualified Special Representatives ("QSR") or Corresponding Clearing Agreements ("CC Flip") where the Company locks in client trades at the DTCC's NSCC facility allowing the Company to face the clearinghouse directly. The Company also uses the industry standard of delivery versus payment through depositories and clearing banks for non QSR and CC Flip clients.

The credit risk of exchange-traded derivatives, such as exchange-traded futures and exchange-traded options, is reduced by the rules or regulatory requirements, such as daily margining, applicable to the individual exchanges, clearinghouses and clearing members through which these instruments are traded and cleared.

The Company seeks to reduce its exposure to credit risk associated with counterparty nonperformance under OTC-bilateral transactions by entering into master netting agreements and credit support agreements with counterparties. These master netting agreements and credit support agreements provide the Company with the right to demand collateral based on the Company's mark-to-market exposure to the counterparty, as well as the right, in the event of counterparty default, to liquidate collateral and offset receivables and payables covered under the same master netting agreement. To mitigate potential losses associated with OTC-bilateral credit risk, the Company generally enters into OTC-bilateral transactions only with major financial institutions. Additionally, the Company seeks to mitigate credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing trading and financing sources as deemed appropriate. As applicable, with the mandate under Uncleared Margin Rules, both the Company and its counterparties may be required to pledge some or all initial margin at a third-party custodian that cannot be rehypothecated by the counterparty or the Company, with the ability to substitute collateral at their discretion. Furthermore, the Company may seek additional margin segregation opportunities beyond the required regulatory minimum.

Cash and security account balances, typically exceed government-sponsored insurance coverage and may subject the Company to a concentration of credit risk. Where possible, the Trading Managers seek to mitigate the credit risk that exists with these account balances by, among other things, maintaining these account balances pursuant to segregated custodial arrangements, or by reducing the amount of cash the Company has on deposit with banks and other financial institutions.

The Company may make markets in or invest in convertible bonds, corporate bonds, government securities, and other credit-sensitive securities, from time to time. Until such investments are sold or are paid in full at maturity, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when the securities come due. Where possible, the Trading Managers seek to manage the risk associated with credit-sensitive securities in various ways, including through diversifying exposures, guidelines on position sizes and hedging in related securities or derivative financial instruments.

Liquidity Risk
CSG typically maintains a pool of excess liquidity at the Company for various planned and contingent needs including, among others, mark-to-market losses on trading assets and trading liabilities, and increases in initial and variation margin requirements by prime brokers, derivative counterparties, and clearinghouses.

CITADEL SECURITIES LLC

Notes to Statement of Financial Condition

The Company generally invests on a leveraged basis through various arrangements, including repurchase agreements, and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can significantly magnify both gains and losses, increasing the possibility of the Company incurring a substantial loss. Leverage through margin borrowings generally requires collateral to be posted with prime brokers, custodians, and counterparties. Market value movements could result in a prime broker, custodian, or counterparty, under their respective agreements with the Company, having the right to reduce the value of such collateral or to require the posting of additional collateral, potentially resulting in the issuance of a margin call. This could also necessitate the sale of assets by the Company at a time when the Company would not otherwise choose to do so. The Company seeks to mitigate this risk by utilizing a diversified group of leverage providers and a variety of financing arrangements as well as negotiating trading and financing agreements that include objective valuation methodologies and dispute rights for valuation differences between the Company and its prime brokers, custodians and counterparties.

Operational Risk
Operational risk is defined as the risk of financial loss or reputational damage resulting from inadequate or failed internal processes, people, systems, or from external events. CSG seeks to identify, measure, monitor, and manage material operational risks by continuing to develop and implement enhanced methodologies in the processes that support the Company's key activities.

Other Risks
Due to its investments, the Company may be subject to additional risks resulting from future political or economic conditions in the country or region of the investment and the possible imposition of adverse governmental laws or currency exchange restrictions affecting such country or region, which could cause the securities and their markets to be less liquid and prices more volatile.

The Company is subject to risks associated with unforeseen or catastrophic events, including, but not limited to, geopolitical events, terrorist attacks, natural disasters, cyberattacks, outages, and the emergence of a pandemic, which could create economic, financial, and business disruptions. In addition, there are inherent risks in the utilization of certain technologies, including artificial intelligence technologies, whereby the outputs produced could contain errors, which may be difficult to detect. All these risks could lead to operational difficulties that could impair the Trading Managers' ability to manage the Company's activities. Where applicable, the Trading Managers seek to manage such risks through continuity and resiliency planning.

In the future, litigation could arise, or legal, tax, and regulatory changes could occur, which could have a material adverse effect on the Company.

NOTE 8

Commitments and Contingencies

Commitments
The Company enters into forward starting repurchase and resale agreements that settle at a future date. At December 31, 2025, the Company had commitments relating to its unsettled forward starting repurchase agreements of $34.56 billion and unsettled forward starting resale agreements of $6.68 billion, which each had settlement dates through February 2, 2026.

Contingencies
In the normal course of business, the Company may enter into contracts that contain provisions related to certain indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CSG believes the risk of material loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses. Under the standard securities clearinghouse membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's potential obligation under these arrangements could exceed the cash and securities it has posted as collateral. However, CSG believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

The Company may be involved, in the normal course of business, in legal, regulatory and arbitration proceedings and/or inquiries concerning matters arising in connection with the conduct of its operations. The Company believes resolution of any such matters would not have a material adverse effect on the financial condition of the Company, although the resolution could be material to the Company's operating results for a particular period or periods. Given the inherent difficulty of predicting the outcome of the Company's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

NOTE 9

Derivative Financial Instruments

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates, and other inputs, or a combination of these factors and generally represent commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Derivatives generally reference notional amounts which are utilized solely as a basis for determining cash flows to be exchanged. Notional amounts provide a measure of the Company's activity in such derivative financial instruments and are not necessarily indicative of economic exposure or potential risk. Derivatives may be traded on an exchange ("Exchange-traded") or they may be privately negotiated contracts, which are usually referred to as "OTC derivatives". OTC derivatives can be cleared and settled through central clearing counterparties, while others, such as OTC-bilateral contracts, will maintain the direct contractual relationship between executing counterparties.

The Company may enter into derivative financial instruments in the normal course of its market making business, to manage various underlying exposures for risk management purposes, or for proprietary risk taking. Examples of the use of derivative financial instruments for risk management purposes include, but are not limited to: interest rate derivatives to manage potential exposures to interest rate fluctuations, equity derivatives to manage potential price fluctuations related to individual equities, equity options, equity baskets and indices, and currency derivatives to manage potential foreign currency exchange rate risks on financial instruments and/or other assets and liabilities. The Company's derivative financial instrument risks should not be viewed in isolation, but rather the Trading Managers believe they should be considered on an aggregate basis along with the Company's other market making activities.

Notes to Statement of Financial Condition

Generally, the Company's credit exposure to a derivative financial instrument counterparty under a master netting agreement is limited to the net derivative assets resulting from the fair value of all derivative financial instruments plus any collateral transferred to/from such counterparty by/to the Company pursuant to related credit support agreements. Typically, the Company and the counterparty have rights of rehypothecation with respect to collateral pledged or received under such derivative master netting and related credit support agreements, unless segregated at a third-party custodian.

Options are contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments within a defined time period for a specified price. Options written by the Company create off-balance sheet risk, as the Company's contingent obligation to satisfy the purchase or sale of securities underlying such options may exceed the amount recognized on the statement of financial condition.

Futures and forwards are contracts that commit counterparties to purchase or sell financial instruments, commodities, or currencies for an agreed-upon price on an agreed future date. These instruments can involve market risk and/or credit risk.

Total return derivative financial instruments are contractual agreements whereby one party receives the appreciation (or pays the depreciation) and the dividends and interest, on either a levered or unlevered basis, on an underlying reference asset, attribute or index in return for paying interest. These instruments can involve market risk and/or credit risk.

The following table presents the fair value of the Company's derivative contracts by underlying risk exposure, as well as information about the offsetting of derivative financial instruments and related collateral amounts (see information related to offsetting of certain collateralized transactions in Note 5). Gross derivative contracts in the table below exclude the effect of netting. The net derivative contracts agree to the total derivative assets and derivative liabilities included in the fair value hierarchy tables in Note 4.

FAIR VALUE AS OF DECEMBER 31, 2025

($ in millions)	Derivative Assets	Derivative Liabilities
Gross derivative contracts		
Exchange-traded	$ 92,618	$ 115,819
OTC-bilateral	8	5
Total equity contracts	92,626	115,824
Exchange-traded	2,665	2,311
Total commodity contracts	2,665	2,311
Exchange-traded	299	142
Total interest rate contracts	299	142
Exchange-traded	—	1
Total foreign exchange contracts	—	1
Total Exchange-traded	95,582	118,273
Total OTC-bilateral	8	5
Total gross derivative contracts	95,590	118,278
Amounts offset in the statement of financial condition		
Exchange-traded	(93,951)	(93,951)
OTC-bilateral	(5)	(5)
Total counterparty netting	(93,956)	(93,956)
Exchange-traded	(1,168)	(109)
OTC-bilateral	(2)	—
Total cash collateral	(1,170)	(109)
Net derivative contracts		
Total Exchange-traded	463	24,213
Total OTC-bilateral	1	—
Total net derivative contracts	464	24,213
Amounts not offset		
Securities collateral	—	(23,331)
Total	$ 464	$ 882

In the table above:

- Total gross derivative contracts include all derivative financial instruments. The Company has determined a legally enforceable right to offset exists for substantially all derivative assets and derivative liabilities.
- Amounts offset and amounts not offset relate to legally enforceable master netting agreements and credit support agreements.
- Amounts are reported in the statement of financial condition, net of cash collateral, when the Company has determined that there exists a legally enforceable master netting agreement and/or legally enforceable credit support agreement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. The amount of cash collateral received or pledged that exceeds the fair value exposure of derivative assets and liabilities at the individual counterparty level is excluded.
- Securities collateral not offset in the statement of financial condition represents the fair value of securities, including accrued coupon, pledged to/received from the counterparties related to derivative financial instruments.

Notes to Statement of Financial Condition

The following table presents the notional amount of the Company's derivative contracts by underlying risk exposure at December 31,2025. The notional amount provides an indication of the volume of the Company's derivative activity.

NOTIONAL

($ in millions)

Gross derivative contracts		
Exchange-traded	$	2,282,001
OTC-bilateral		760
Total equity contracts		**2,282,761**
Exchange-traded		237,233
Total interest rate contracts		**237,233**
Exchange-traded		101,989
Total commodity contracts		**101,989**
Exchange-traded		410
OTC-bilateral		11
Total foreign exchange contracts		**421**
Total Exchange-traded		2,621,633
Total OTC-bilateral		771
Total gross derivative contracts	$	**2,622,404**

NOTE 10

Contracts with Customers

As of December 31, 2025, the Company's customer transactions primarily consists of commissions and reimbursable transaction fees for executing trades on behalf of its clients. Commissions and reimbursement of transaction fees are recorded on a trade date basis as securities transactions occur. Commissions on equity trades are paid on settlement date and commissions on options order routing and transaction fees are billed monthly.

As of December 31, 2025, and 2024, the Company's receivable from contracts with customers was $38 million and $40 million, respectively, and is included in other assets on the statement of financial condition. The Company did not have unsatisfied or partially satisfied performance obligations related to its trade execution or trade quoting service.

NOTE 11

Income Taxes

The Company is disregarded for U.S. federal income tax purposes and is generally not subject to U.S. federal or state income tax directly; rather, these are borne by CSHC, CSHC's members, or the partners of CSHC's members, where applicable.

In accordance with GAAP, CSG has reviewed the Company's tax positions for all open tax years. As of December 31, 2025, CSG determined that the Company was not required to establish a liability for uncertain tax positions.

NOTE 12

Regulatory Requirements

The Company is a registered broker and dealer subject to the minimum net capital requirements of the SEC Uniform Net Capital Rule ("15c3-1"). The Company has elected to use the alternative method as permitted by Rule 15c3-1. At December 31, 2025, net capital was $3.07 billion in excess of the Company's required minimum net capital of $1 million. In addition, the Company is subject to minimum capital requirements of exchanges and clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

The Company does not claim an exemption from the provisions of Rule 15c3-3 of the SEC. For the year ended December 31, 2025, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts for or to customers; did not carry PAB accounts (as defined in Rule 15c3-3); and its business activities are limited to proprietary trading.

NOTE 13

Subsequent Events

The Company has performed an evaluation of subsequent events through February 27, 2026, which is the date the financial statement was available to be issued. The Company is not aware of any subsequent events that require disclosure in the financial statement.